

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Robert A. Fehlman
Executive Vice President and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

> **Re: Simmons First National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 000-06253**

Dear Mr. Fehlman:

    We have completed our review of your filings and do not have any further comments at this time.

                                Sincerely,

                                Michael Seaman
                                Special Counsel